FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: July 2, 2004                                                             By :    /s/David Patterson/s/
Title:     CEO

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.       Reporting Issuer

TERRA NOVA GOLD CORP.
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2.       Date of Material Change

July 2, 2004

Item 3.       Press Release

News release dated July 2, 2004 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4.       Summary of Material Change

The Issuer announced that Mr. Laurie Sadler has joined the Issuer’s Board of Directors.

Additionally, the Issuer has granted 700,000 incentive stock options to certain of its directors, officers and employees. The options are exercisable at a price of $0.40 per common share.

Item 5.       Full Description of Material Change

The Issuer announced that Mr. Laurie Sadler has joined the Issuer’s Board of Directors.

Mr. Sadler is a retired Chartered Accountant with extensive experience as a business advisor to public and private companies. Mr. Sadler was a founder and managing partner of the firm Sadler, Weismiller, Spencer, Chartered Accountants (1984-2001) and has a Masters of Business Administration from the University of Western Ontario.

Additionally, the Issuer has granted 700,000 incentive stock options to certain of its directors, officers and employees. The options are exercisable at a price of $0.40 per common share.

Item 6.       Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.       Omitted Information

N/A.

Item 8.       Senior Officers

HARVEY KEATS
PRESIDENT           Telephone: (604) 684-0561

Item 9.       Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 2nd day of July, 2004.

TERRA NOVA GOLD CORP.

Per:

“Harvey Keats”
Harvey Keats,
President